SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is not being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-220886) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Appendix 4D

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

February 28, 2018

Prana Biotechnology Limited

Appendix 4D

31 December 2017

Prana Biotechnology Limited

Appendix 4D

Period ending 31 December 2017

Name of entity:	Prana Biotechnology Limited
ABN:	37 080 699 065
Half-year ended:	31 December 2017
Previous period:	31 December 2016

Results for announcement to the market

				A$

Revenue from ordinary activities	Up	60.8%	to	117,168
Net loss after tax (from ordinary activities) for the period attributable to members	Down	.9%	to	3,617,439
Net loss after tax for the period attributable to members	Down	.9%	to	3,617,439

Net tangible assets per security

	31 December 2017 A$	31 December 2016 A$
Net tangible asset backing (cents per share)	3.77	5.16

Explanation of results

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors' report.

Distributions

No dividends have been paid or declared by the company for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

There have been no changes in controlled entities during the period ending 31 December 2017.

Other information required by Listing Rule 4.2A

N/A

Interim review

The interim financial statements have been reviewed by the group's independent auditor without any modified opinion, disclaimer or emphasis of matters.

Prana Biotechnology Limited ABN 37 080 699 065 Interim report for the half-year 31 December 2017

Prana Biotechnology Limited ABN 37 080 699 065

Interim report - 31 December 2017

Contents

Page

Corporate directory	1
Directors' report	2
Interim financial statements
Consolidated statement of profit or loss and other comprehensive income	5
Consolidated statement of financial position	6
Consolidated statement of changes in equity	7
Consolidated statement of cash flows	8
Notes to the consolidated financial statements	9
Directors' declaration	15
Independent auditor's review report to the members	16

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2017 and any public announcements made by Prana Biotechnology Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Prana Biotechnology Limited

Corporate directory

Directors	Mr. Geoffrey Kempler
Executive Chairman

Mr. Brian Meltzer
Non-Executive Independent Director

Dr. George Mihaly
Non-Executive Independent Director

Mr. Peter Marks
Non-Executive Independent Director

Mr. Lawrence Gozlan
Non-Executive Independent Director

Prof. Ira Shoulson
Non-Executive Director

Secretary
Mr. Phillip Hains

Principal registered office in Australia	Level 3, 62 Lygon Street
Carlton Victoria 3053
Australia
+61 3 9824 5254

Share and debenture register	Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford Victoria 3067
1300 85 05 05 (within Australia) & +61 3 9414 4000 (overseas)

Auditor	PricewaterhouseCoopers
2 Riverside Quay
Southbank Victoria 3006

Solicitors	Quinert Rodda & Associates
Suite 1, Level 6, 50 Queen Street
Melbourne Victoria 3000

Website	www.pranabio.com

1

Prana Biotechnology Limited

Directors' report

31 December 2017

Directors' report

Your directors present their report on the consolidated entity (referred to hereafter as the group) consisting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the half-year 31 December 2017.

Directors

The following persons held office as directors of Prana Biotechnology Limited during the financial period:

Mr. Geoffrey Kempler

Mr. Brian Meltzer

Dr. George Mihaly

Mr. Peter Marks

Mr. Lawrence Gozlan

Prof. Ira Shoulson

Operations

Detailed below is an update on the status of the Group’s research and development projects and overall operations for the half-year ended 31 December 2017.

The Group’s 30 June 2017 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

A U.S. operation has been established in the San Francisco, California area focused on clinical development. In addition to the Chief Medical Officer, the U.S. team has been expanded to leadership for Clinical Operations; Non-clinical Development; and Chemistry, Manufacturing and Controls.

PBT434 Movement Disorder clinical candidate update

It has been previously reported that PBT434 is neuroprotective in animal models of disease. By blocking the pathologic accumulation and aggregation of alpha-synuclein, PBT434 prevents the formation of toxic alpha synuclein fibrils and downstream effects that lead to cellular dysfunction and ultimately cell death. There is evidence in Parkinson’s disease animal models that PBT434 prevents neuronal loss and improves motor and/or cognitive impairment. In addition, Prana is continuing to evaluate this candidate in mouse models of atypical Parkinsonism, including synucleinopathies (e.g., Multiple System Atrophy) and tauopathies (e.g., Progressive Supranuclear Palsy). PBT434 has been shown to decrease insoluble forms of α-synuclein, prevent the phosphorylation of tau protein and promote neuronal preservation with consequent improvement in motor and cognitive function.

PBT2 Huntington disease clinical development update

Prana is continuing to review its options to either undertake additional non-clinical studies in the dog, pursue development opportunities at dosing levels permitted by the FDA, or pursue alternative therapeutic applications of PBT2.

Pipeline development from Translational Biology Program

New and exciting development candidates from Prana’s research group have emerged over the reporting period. These product candidates have demonstrated a number of key attributes required to address neurodegenerative processes. The new candidates arose from discovery chemistry to create new chemical entities within new generation chemical scaffolds.

2

Prana Biotechnology Limited

Directors' report

31 December 2017

(continued)

Directors (continued)

Operations (continued)

Prana continues to review other potentially suitable opportunities that may be highly attractive and can add significant shareholder value in the medium to longer term.

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page.

Mr. Geoffrey Kempler Director

3

Prana Biotechnology Limited

Directors' report

31 December 2017

(continued)

Auditor’s Independence Declaration

As lead auditor for the review of Prana Biotechnology Limited for the half-year ended 31 December 2017, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

Sam Lobley	Melbourne
Partner	28 February 2018

PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

4

Prana Biotechnology Limited

Consolidated statement of profit or loss and other comprehensive income

For the half-year 31 December 2017

	Notes	31 December 2017 A$	31 December 2016 A$
Income
Revenue from ordinary activities	5	117,168	72,883
Other income	5	1,360,238	1,830,734
Expenses
Intellectual property expenses		(104,940)	(108,402)
General and administration expenses	6	(1,978,857)	(2,029,682)
Research and development expenses	6	(2,286,286)	(3,832,414)
Other operating expenses		(113,823)	(80,983)
Other gains/(losses)	6	(610,939)	496,019
Loss for the period		(3,617,439)	(3,651,845)
Loss before income tax		(3,617,439)	(3,651,845)
Income tax expense		-	-
Other comprehensive loss
Other comprehensive income for the period, net of tax		-	-
Total comprehensive loss for the period		(3,617,439)	(3,651,845)

		Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the company:
Basic earnings per share	4	0.68	0.68
Diluted earnings per share	4	0.68	0.68

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

5

Prana Biotechnology Limited

Consolidated statement of financial position

As at 31 December 2017

	Notes	31 December 2017 A$	30 June 2017 A$
ASSETS
Current assets
Cash and cash equivalents		19,911,187	21,734,957
Trade and other receivables		1,447,765	3,035,573
Financial assets at fair value through profit or loss		156,687	150,000
Other current assets		390,288	329,601
Total current assets		21,905,927	25,250,131
Non-current assets
Property, plant and equipment		25,206	30,815
Total non-current assets		25,206	30,815
Total assets		21,931,133	25,280,946
LIABILITIES
Current liabilities
Trade and other payables		1,229,803	892,434
Provisions		585,152	698,038
Total current liabilities		1,814,955	1,590,472
Non-current liabilities
Provisions		625	440
Total non-current liabilities		625	440
Total liabilities		1,815,580	1,590,912
Net assets		20,115,553	23,690,034
EQUITY
Contributed equity	7	143,898,571	144,018,006
Reserves	7	2,482,873	2,320,480
Accumulated losses		(126,265,891)	(122,648,452)
Total equity		20,115,553	23,690,034

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

6

Prana Biotechnology Limited

Consolidated statement of changes in equity

For the half-year 31 December 2017

		Attributable to owners of Prana Biotechnology Limited
	Notes	Contributed equity A$	Reserves A$	Accumulated losses A$	Total A$
Balance at 1 July 2016		146,879,214	9,363,181	(124,875,182)	31,367,213
Loss for the period		-	-	(3,651,845)	(3,651,845)
Total comprehensive income for the period		-	-	(3,651,845)	(3,651,845)
Transactions with owners in their capacity as owners:
Transaction costs	7	(154,362)	-	-	(154,362)
Balance at 31 December 2016		146,724,852	9,363,181	(128,527,027)	27,561,006
Balance at 1 July 2017		144,018,006	2,320,480	(122,648,452)	23,690,034
Loss for the period		-	-	(3,617,439)	(3,617,439)
Total comprehensive income for the period		-	-	(3,617,439)	(3,617,439)
Transactions with owners in their capacity as owners:
Transaction costs	7	(119,435)	-	-	(119,435)
Employee share schemes - Share based payments		-	162,393	-	162,393
		(119,435)	162,393	-	42,958
Balance at 31 December 2017		143,898,571	2,482,873	(126,265,891)	20,115,553

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

7

Prana Biotechnology Limited

Consolidated statement of cash flows

For the half-year 31 December 2017

	Notes	31 December 2017 A$	31 December 2016 A$
Cash flows from operating activities
Payments to suppliers and employees		(4,220,833)	(5,456,038)
R&D tax refund		3,022,673	4,753,646
Interest received		25,497	81,439
Net cash (outflow) from operating activities		(1,172,663)	(620,953)
Cash flows from investing activities
Payments for property, plant and equipment		(3,338)	(22,159)
Net cash (outflow) from investing activities		(3,338)	(22,159)
Cash flows from financing activities
Transaction costs relating to issue of equity		(37,835)	(154,362)
Net cash (outflow) from financing activities		(37,835)	(154,362)
Net (decrease) in cash and cash equivalents		(1,213,836)	(797,474)
Cash and cash equivalents at the beginning of the financial year		21,734,957	28,593,538
Effects of exchange rate changes on cash and cash equivalents		(609,934)	545,697
Cash and cash equivalents at end of period		19,911,187	28,341,761

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

8

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2017

1	Basis of preparation of half-year report

This condensed consolidated interim report for the half-year reporting period ending 31 December 2017 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. These interim financial statements also comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

This condensed consolidated interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2017 and any public announcements made by Prana Biotechnology Limited ("the "Company") during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. There were no new accounting standards or interpretations adopted by the group during this reporting period.

2	Significant estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Company and its two wholly-owned subsidiaries (the "Group") makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. There were no new accounting standards or interpretations adopted by the group during this reporting period.

(a)	Going concern

The group is a development stage medical biotechnology company and as such expects to be utilising cash until the results of its research activities have become marketable. For the six months ended 31 December 2017, the group incurred an operating loss of $3,617,439 and an operating cash outflow of $1,172,663 compared with an operating loss of $3,651,845 and an operating cash outflow of $620,953 for the six months ended 31 December 2016. As at 31 December 2017 the net assets of the group stood at $20,115,553 compared with $23,690,034 at June 30, 2017 and our cash position decreased to $19,911,187 from $21,734,957 at 30 June 2017.

Cash on hand at 31 December 2017 plus projected operating inflows are considered sufficient to meet the group's forecast cash outflows for at least 12 months from the date of this report. While there is an inherent uncertainty in the group's cash flow forecast in relation to the proposed expenditure on research and development which may impact the forecast cash position, the Company's directors believe the group will be able to maintain sufficient cash reserves through a range of options, including:

•	The group continues to pursue the raising of additional funds through alternative funding structures and has a strong history of raising capital. The group has an "at market” (ATM) facility through which it could raise additional funds of up to US$50 million by the sale of American Depositary Receipts ("ADRs"). This facility, established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in October 2017 has been a successful source of raising funds. In prior reporting periods, the Group has raised $48.68 million ($US 44.5 million) under this and a previous ATM Facility.

•	The Group has on issue a total of 30 million unlisted, unexercised options. The options have exercise prices ranging from A$0.07 to A$1.12. If all unlisted options were exercised, the group would receive consideration of A$2.49 million in total. Although the exercise of options may be available, it is not in the group’s control to receive this consideration.

9

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2017

(continued)

2	Significant estimates and assumptions (continued)

(a)	Going concern (continued)

•	Notwithstanding, in the event that the group will not have sufficient funds to effect its current plans through the above mentioned methods, the group has the ability to scale down its operations and prioritise its research and development programs.

Additionally, the group has recorded a receivable at December 31, 2017 of $1,360,238 from the Australian Tax Office in respect of its 2018 research and development tax incentive claim. The group expects to receive this amount during the next 12 months.

On this basis, the Company's directors are satisfied that the group is a going concern and at this time are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the consolidated statement of financial position as at 31 December 2017.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the group not continue as a going concern.

(b)	R&D tax incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive, effective from 1 July 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable research and development tax incentive offset of 43.5%, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Eligible companies can receive a refundable research and development tax incentive offset of 43.5% of their research and development spending.

The Group's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to 31 December 2017 the group has recorded an item in other income of $1,360,238 compared with $1,830,734 for the comparable 2016 period to recognise this amount which relates to this period.

(c)	Share-based payments

The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on an option-pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares.

3	Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the chief executive officer of the Company. For the current and previous reporting periods, the group operated in one segment, being research into Parkinsonian movement disorders, Alzheimer's disease, Huntington disease and other neurodegenerative disorders.

10

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2017

(continued)

4	Loss per share

(a)	Basic and diluted loss per share

	Cents	Cents

Loss per share for profit attributable to the ordinary equity holders of the company:
Basic earnings per share	0.68	0.68
Diluted earnings per share	0.68	0.68

(b)	Reconciliation of loss used in calculating loss per share

	31 December 2017 A$	31 December 2016 A$

Basic loss per share
Loss attributable to the ordinary equity holders of the company used in calculating basic loss per share:	(3,617,439)	(3,651,845)
Diluted earnings per share
Loss attributable to the ordinary equity holders of the company used in calculating diluted loss per share:	(3,617,439)	(3,651,845)

(c)	Weighted average number of shares used as the denominator

	31 December 2017 Number	31 December 2016 Number

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	533,891,470	533,891,470

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

11

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2017

(continued)

5	Revenue and other income

	31 December 2017 A$	31 December 2016 A$

Revenue from ordinary activities
Interest income	111,581	72,883
Other revenue	5,587	-
	117,168	72,883
Other Income
R&D tax incentive	1,360,238	1,830,734
	1,360,238	1,830,734

6	Loss for the period

	31 December 2017 A$	31 December 2016 A$
Loss before income tax has been determined after:

General and administration expenses
Depreciation on fixed assets	9,325	10,516
Employee expenses (non R&D related)	492,458	578,134
Consultant and director expenses	403,673	383,963
Audit, internal control and other assurance expenses	93,060	107,240
Corporate compliance expenses	206,468	212,316
Office rental	88,606	99,150
Other administrative and office expenses	685,267	638,363
	1,978,857	2,029,682
Research and development expenses
Employee expenses	1,001,117	849,366
Other research and development expenses	1,285,169	2,983,048
	2,286,286	3,832,414
Other gains and losses
Foreign exchange loss / (gain)	610,939	(496,019)
	610,939	(496,019)

12

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2017

(continued)

7	Equity

(a)	Contributed equity

	31 December 2017 Shares	30 June 2017 Shares	31 December 2017 A$	30 June 2017 A$

Ordinary shares - fully paid	533,891,470	533,891,470	143,898,571	144,018,006

(b)	Reserves

Share based payment reserve	Notes	31 December 2017 Options/ warrants	30 June 2017 Options/ warrants	31 December 2017 A$	30 June 2017 A$

Options over fully paid ordinary shares		30,426,063	26,826,063	2,482,873	2,320,480

(i)	Nature and purpose of reserves

The share based payments reserve is used to recognise the fair value of options and warrants issued to employees and consultants but not exercised.

8	Dividends

The company has not declared any dividends in the period ended 31 December 2017 (2016: nil).

9	Financial instruments measured at fair value

The financial instruments recognised at fair value in the Statement of Financial Position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements.

The fair value hierarchy consists of the following levels:

•	quoted prices in active markets for identical assets or liabilities (Level 1);
•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and
•	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

During the period, none of the group’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous periods.

13

Prana Biotechnology Limited

Notes to the consolidated financial statements

31 December 2017

(continued)

10	Reconciliation of profit after income tax to net cash flow from operating activities

	31 December 2017 A$	31 December 2016 A$
Loss for the year	3,617,439	3,651,845
Depreciation	(9,325)	(10,516)
Accrued capital cost to equity	81,600	-
Non-cash employee benefits expense - share-based payments	(162,393)	-
Net foreign exchange differences	(609,934)	545,697
Decrease/(increase) in provisions	112,749	(120,945)
Increase/(Decrease) in accounts receivable	(1,580,791)	(2,940,203)
Increase /(Decrease) in other current assets	60,687	(133,696)
(Increase)/Decrease in accounts payable	(337,369)	(371,229)
	1,172,663	620,953

11	Related party transactions

Prof. Ira Shoulson provides consulting services to the Group in a separate capacity to his position as a Non-Executive Director. Prof. Ira Shoulson was appointed as a Non-Executive Director on 13 May 2014. Prof. Ira Shoulson was paid a total cash compensation of $12,021 for the period 1 July 2017 to 31 December 2017 compared with $146,755 for the comparable 2016 period in his capacity as a consultant to the Group.

There were no other related party transactions other than those related to director and key management personnel remuneration and equity and transactions by the company and its subsidiaries.

12	Events occurring after the reporting period

No matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial periods.

14

Prana Biotechnology Limited

Directors' declaration

31 December 2017

In the directors' opinion:

(a)	the interim financial statements and notes set out on pages 5 to 14 are in accordance with the Corporations Act 2001, including:
(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and
(ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2017 and of its performance for the period ending on that date, and
(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable, and
(c)	at the date of this declaration, there are reasonable grounds to believe that the members of the extended closed group will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of directors.

Mr. Geoffrey Kempler

Director

Melbourne

28 February 2018

15

Prana Biotechnology Limited

Independent auditor's review report to the members

31 December 2017

Independent auditor's review report to the members of Prana Biotechnology Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Prana Biotechnology Limited (the Company), which comprises the consolidated statement of financial position as at 31 December 2017, the consolidated statement of changes in equity, consolidated statement of cash flows and consolidated statement of profit or loss and other comprehensive income for the half-year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for Prana Biotechnology Limited (the Group). The Group comprises the Company and the entities it controlled during the half-year.

Directors' responsibility for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the consolidated entity’s financial position as at 31 December 2017 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Prana Biotechnology Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

16

Prana Biotechnology Limited

Independent auditor's review report to the members

31 December 2017

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prana Biotechnology Limited is not in accordance with the Corporations Act 2001 including:

1.	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2017 and of its performance for the half-year ended on that date;

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Sam Lobley	Melbourne
Partner	28 February 2018

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